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                               July 14, 2021

       Jun Ho Yang
       Chief Executive Officer
       Hi-Great Group Holding Co
       621South Virgil Avenue, #470
       Los Angeles, CA 90005

                                                        Re: Hi-Great Group
Holding Co
                                                            Form 8-K filed July
14, 2021
                                                            File No. 000-56200

       Dear Mr. Yang:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed July 14, 2021

       Item 4.02(a), page 1

   1. Please revise your Form 8-K to include a brief description of the facts underlying the conclusion to the
extent known to the registrant at the time of filing (i.e. the nature of the material
misstatements in the accounting for the periods listed), in accordance with
                                                        Item 4.02(a)(2).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you
       have any questions.




                               Sincerely,
 Jun Ho Yang
Hi-Great Group Holding Co
July 14, 2021
Page 2

FirstName LastNameJun Ho Yang
                                         Division of Corporation Finance
Comapany NameHi-Great Group Holding Co
                                         Office of Real Estate & Construction
July 14, 2021 Page 2
cc:       Matthew McMurdo
FirstName LastName